Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports September Sales; Provides Estimated Sales Impact of Hurricanes Gustav and Ike; Comments on Third Quarter Sales and Earnings Outlooks

HOUSTON, TX, October 9, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five week September period ended October 4, 2008 decreased 9.6% to $115.5 million from $127.8 million in the prior year five week period ended October 6, 2007. Comparable store sales decreased 13.6% versus an increase of 2.3% last year.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2008	2007	2008	2007
1st Quarter	(5.4)%	0.1%	$353.5	$358.2
2nd Quarter	(1.4)	0.5	372.7	359.2
August	(8.3)	(2.6)	119.8	123.5
September	(13.6)	2.3	115.5	127.8
Qtr-To-Date	(11.0)	(0.2)	235.3	251.3
Year-To-Date (8 Mos)	(5.3)	0.2	961.5	968.7

Jim Scarborough, Chairman and Chief Executive Officer, commented, "September was an extremely challenging month, as hurricanes Gustav and Ike caused significant disruptions to our business. With 53 stores closed during Hurricane Gustav and 121 stores closed during Hurricane Ike, we estimate that these two storms resulted in lost sales of approximately $9.1 million, of which $8.4 million was lost in September. Adjusting for the estimated lost sales, our comparable store sales for September were down 7.7%."

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The Company noted that all but 4 of the stores that were closed during Hurricanes Gustav and Ike have reopened. Three of the remaining closed stores, which are located in Liberty, Orange and Houston, Texas, will reopen in November, 2008, and the Galveston, Texas store is expected to reopen in the Spring of 2009.

Mr. Scarborough continued, "I want to personally thank all of our dedicated associates for doing an outstanding job in the face of very challenging conditions. Some of our associates lost their homes and all of their possessions, and many of them, like a lot of our customers, had no electricity for weeks following Hurricane Ike. Their dedication and hard work enabled us to reopen our stores as quickly as possible.

"With our comparable store sales down 11.0% after the first two months of the quarter, and taking into consideration all of the recent national economic turbulence and the headwinds facing consumers, we now estimate that our third quarter comparable store sales will be down high single to low double digits versus our original guidance of down 1% to 3%. As a result of the anticipated sales shortfall and the increased pressure on our gross margin to drive sales, we expect third quarter earnings to significantly miss the low end of our original earnings guidance of a loss of $0.01 to a profit of $0.05 per diluted share. Also, in light of the current economic environment and its impact on our market value, we will undertake a review of the carrying value of our goodwill. This review may result in a third quarter non-cash impairment charge," Scarborough concluded.

Store Activity

During September, the Company opened 3 new Peebles stores located in Caro, MI, Clearfield, PA and Greencastle, IN. The Company also closed 5 stores during the month, of which 4 were closed as a result of damage they sustained during Hurricane Ike and are expected to reopen in the near future.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 724 stores located in 38 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's third quarter comparable store sales and diluted earnings per share outlooks. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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